January 27, 2006

VIA FAX (202) 772-9203
and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention Mr. William Choi

Re: SCP Pool Corporation Form 10-K File No. 0-26640 Filed March 1, 2005

Dear Mr. Choi:

This letter is in response to the additional comment received from the Commission by facsimile transmission on January 24, 2006.

Form 10-K for the Year Ended December 31, 2004

Note 1. Organization and Summary of Significant Accounting Policies, page F-8

Product Inventories and Reserve for Inventory Obsolescence and Shrink, page F-10

1.

We have reviewed your response to prior comment 1 and believe that you should apply the reserve method of accounting for inventory obsolescence in a manner that would not result in a write-up of inventory previously written down. Please tell us whether you intend to change your application of the reserve method of accounting prospectively. If not, confirm to us that you intend to evaluate the effect on your financial statements each reporting period and change your policy if and when the effect becomes material to your operating results.

Response:

At this time, we do not intend to change our methodology for estimating our inventory obsolescence reserve. However, we do intend to evaluate the financial statement effect of a write-up in inventory previously written down that could result from items moving up in class. We will perform this evaluation as of the end of each reporting period and we hereby confirm that we will change our policy if and when the effect approaches a material amount.

We acknowledge that we are responsible for the adequacy of the disclosure in the filing, and we understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at 985-801-5702.

Sincerely, /s/ Mark W. Joslin Mark W. Joslin Vice President, Chief Financial Officer

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